THE PURPOSE OF THIS FILING IS TO CORRECT AN INADVERTENT ERROR IN BOX 4 OF TABLE I OF THE REPORTING PERSON'S FORM 4 FILED ON APRIL 20, 1999. THIS BOX INDICATED THAT THE REPORTING PERSON DISPOSED OF SHARES ON 3/31/99, IT SHOULD HAVE INDICATED (AND DOES HEREIN) THAT SHARES WERE ACQUIRED BY THE REPORTING PERSON ON THAT DATE.

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FORM 4
-------
STATEMENT OF CHANGES OF BENEFICIAL OWNERSHIP
--------------------------------------------------------------------------------
1.       Name and Address of Reporting Person

         Kimbrell, James S.
         1305 Shoreline Drive
         Tampa, Florida  33605
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2.       Issuer Name and Ticker or Trading Symbol

         Hvide Marine Incorporated (HMAR)
--------------------------------------------------------------------------------
3.       IRS or Social Security Number of Reporting Person (Voluntary)
--------------------------------------------------------------------------------
4.       Statement for Month/Year - March 1998
--------------------------------------------------------------------------------
5.       If Amendment, Date of Original (Month/Day/Year)
--------------------------------------------------------------------------------
6.       Relationship of Reporting Person(s) to Issuer (Check all applicable)

         1.  Vice President
--------------------------------------------------------------------------------
7.       Individual or Joint/Group Filing -- Form filed by One Reporting Person
--------------------------------------------------------------------------------
TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
--------------------------------------------------------------------------------
1.       Title of Security -
         CLASS A COMMON STOCK

--------------------------------------------------------------------------------
2-4  Transaction Date   Transaction                Securities Acquired (A) or
     (Month/Day/Year)      Code     Vol                   Disposed (D)
                                                             (A) or      Price
                                                   Amount      (D)   (per share)

      3/31/99               J*       V             1,620      A        3.666


--------------------------------------------------------------------------------
5-7.  Amount of Securities      Ownership Form:            Nature of Indirect
         Beneficially Owned at   Direct (D) or             Beneficial Ownership
         End of Month.           Indirect (I)

           5,943**                   D

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
* Purchase pursuant to the Company's employee stock purchase plan, exempt under Section 16b-3(c).
**  Includes 478 shares  acquired  pursuant to the HMI  Retirement  Plan & Trust
    Plan.

TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
1.       Title of Derivative Security
--------------------------------------------------------------------------------
2.       Conversion or Exercise Price of Derivative Security
--------------------------------------------------------------------------------
3-5      Transaction Date   Transaction               Number of Derivative
         (Month/Day/Year)      Code      Vol           Securities Acquired
--------------------------------------------------------------------------------
6.       Date Exercisable and Expiration Date (Month/Day/Year)
             Date Exercisable              Expiration Date

--------------------------------------------------------------------------------
7.  Title and Amount of Underlying Securities
                  Title                  Amount or Number of Shares


--------------------------------------------------------------------------------
8.       Price of Derivative Security
--------------------------------------------------------------------------------
9-11. Amount of Derivative           Ownership Form:         Nature of Indirect
         Securities Beneficially      Direct (D) or         Beneficial Ownership
         Owned at End of Month.       Indirect (I)



--------------------------------------------------------------------------------



Explanation of Responses:

SIGNATURE OF REPORTING PERSON


/s/ JAMES S. KIMBRELL
James S. Kimbrell

April 15, 1999
Date